TOMI Environmental Solutions, Inc.
8430 Spires Way, Suite N
Frederick, Maryland 21701

December 5, 2025

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street NE
Washington, DC 20549
Attention: Margaret Sawicki

Re: TOMI Environmental Solutions, Inc.
Registration Statement on Form S-3
File No. 333-291563
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as
 amended, TOMI Environmental Solutions, Inc., a Florida
corporation (the "Registrant"), hereby requests that the
Securities and Exchange Commission (the "Commission")
take appropriate action to cause the above-referenced
Registration Statement on Form S-3 to become effective on
December 8, 2025 at 4:00 p.m. Eastern Time, or as soon
thereafter as practicable, or at such later time as the
Registrant may orally request via telephone call to the
staff of the Commission. The Registrant hereby authorizes
Morgan, Lewis & Bockius LLP, counsel to the Registrant,
to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such
effectiveness by a telephone call to our counsel, Morgan,
Lewis & Bockius LLP, by calling Mr. Albert Lung at
(650) 843-7263.

Very Truly Yours,
TOMI ENVIRONMENTAL SOLUTIONS, INC.

By:  /s/ Halden S. Shane
Name: Halden S. Shane
Title:  Chief Executive Officer

cc:  Albert Lung, Morgan, Lewis & Bockius LLP